KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2025
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

***This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934**

TABLE OF CONTENTS

1. Report of Independent Registered Public Accounting Firm
2. Statement of Financial Condition
3. Notes to Financial Statement



Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
  Stockholder of Kovack Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kovack Securities, Inc. as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kovack Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kovack Securities, Inc.'s management. Our responsibility is to express an opinion on Kovack Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kovack Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DeJoy & Co. CPAs, LLP

We have served as Kovack Securities, Inc.'s auditor since 2017.

March 2, 2026.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$5,092,325
Cash and cash equivalents with clearing organizations	911,713
Cash and cash equivalents with clearing organizations, restricted	350,086
Receivables:	
Clearing brokers and insurance companies	1,741,369
Representatives, net	395,423
Related party	291,753
Other	17,211
Prepaid expenses	679,227
Property and equipment, net of accumulated depreciation	483,748
Right-of-use asset	440,582
Deposits	31,940
	$10,435,377

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$1,435,347
Commissions payable	2,659,016
Lease liability	533,971
	4,628,334
Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued and outstanding at December 31, 2025	3,196
Common stock non-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2025	316,471
Additional paid-in capital	4,569
Retained earnings	5,482,807
Total stockholder's equity	5,807,043
	$10,435,377

The accompanying notes are an integral part of this financial statement.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)
NOTES TO FINANCIAL STATEMENT

1. BUSINESS

Kovack Securities, Inc. ("KSI" or the "Company") was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, and Securities Investor Protection Corporation. The Company's corporate office is located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recently adopted accounting pronouncement: Effective January 1, 2025, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures* ("ASU 2023-09"). The adoption of ASU 2023-09 did not have a material impact on the Company's financial statements.

Cash and cash equivalents: The Company has defined cash and cash equivalents as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business. Restricted cash and cash equivalents deposited with clearing organizations pursuant to clearing agreements are refundable within 30 days following termination of the related agreements. The amounts are not subject to lien, offset, or other restrictions.

The following table provides a reconciliation of cash and cash equivalents, cash with clearing organizations, and cash with clearing organizations, restricted within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	$5,092,325
Cash and cash equivalents with clearing organizations	911,713
Cash and cash equivalents with clearing organizations, restricted	350,086
Total cash and cash equivalents, cash and cash equivalents with clearing organizations, and cash and cash equivalents with clearing organizations, restricted	$6,354,124

Receivables from clearing brokers and insurance companies: Receivables from clearing brokers and insurance companies primarily consist of commission and transaction-related receivables.

Receivables from representatives: Receivables from representatives consist of fees and other balances owed to the Company. In addition, from time to time, the Company provides advances to certain representatives. These advances are repaid to the Company by deducting a portion of the representatives' commission payout throughout the compensation cycle until the advance has been paid off. Management performs periodic evaluations of outstanding advances and provides for a reserve based on its assessment of specifically identified unsecured receivables, also taking into consideration historical losses, existing economic conditions, and reasonable and supportable forecasts of expected credit losses. Amounts are charged off against the reserve when management determines such amounts are uncollectible. As of December 31, 2025 and 2024, the Company recorded a reserve for credit losses of $50,650 and $60,800, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, revenue and expense accruals and the depreciable lives of property and equipment. Actual results could differ from those estimates.

Fair value of financial instruments: The fair value of the Company's financial instruments, such as cash and cash equivalents and accounts payable approximate their carrying value because of the short maturity of the instruments.

Income taxes: The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal income taxes on its respective share of the Company's taxable income.

The Company files its own state tax returns in various jurisdictions. Therefore, only state income taxes have been included in the accompanying financial statements. During the year ended December 31, 2025, the Company paid $159,500 in state income taxes.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments, and which may or may not accurately forecast actual outcomes. The Company did not accrue any interest expense or penalties related to tax positions.

Beginning with the tax year ending December 31, 2011, the Company has filed consolidated federal and state income tax returns with the stockholder. The stockholder and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2022.

Leases: The Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use ("ROU") asset and lease liability, which is initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the lease is not easily determinable, the Company applied its incremental borrowing rate based on the information available at the commencement of the related lease in determining the present value of future lease payments.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. For leases with an initial term of twelve months or less, no ROU asset or lease liability is recorded on the statement of financial condition and the short-term lease cost for any such leases is recorded on a straight-line basis over the lease term, as applicable.

The Company accounts for lease components and non-lease components as a single lease component. The lease for office facilities requires reimbursements for real estate taxes, which are expensed as incurred.

3. REVENUE RECOGNITION

The Company accounts for revenue under the FASB issued Accounting Standards Codification 606.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 consists of the following:

		Estimated useful lives
Equipment	$ 907,344	5 years
Furniture	487,319	7 years
Software	1,005,059	5 years
Leasehold improvements	357,272	10 years
	2,756,994	
Less accumulated depreciation	(2,273,246)	
Property and equipment, net	$ 483,748	

5. LEASE

The Company has a non-cancelable lease for office facilities that expires in April 2027.

The following is a schedule of future minimum lease payments for the operating lease liability as of December 31, 2025: 2026 - $405,642, and 2027 - $139,294. The imputed interest on the future minimum lease payments as of December 31, 2025 is $10,965. Total expense for the operating lease was $338,661 for the year ended December 31, 2025. Cash paid for lease liability for the year ended December 31, 2025 was $393,904.

The weighted-average remaining lease term is approximately 1.5 years and the weighted-average discount rate is 3%. The Company reported amounts in the statement of financial condition as of December 31, 2025 for right-of -use asset and lease liability of $440,582 and $533,971, respectively.

6. COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to clearing brokers on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing brokers, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7.   **SEGMENT REPORTING**

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services including principal and agency transactions. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"). The CODM utilizes net income, as well as excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including revenues, expenses, and assets, is included in the accompanying financial statements.

8.   **RELATED PARTY TRANSACTIONS**

The Company acts as the introducing broker-dealer for customer's accounts which are managed through Kovack Advisors, Inc. ("KAI"), a registered investment advisor and related party. As the introducing broker-dealer, the Company provides back-office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC.

For the year ended December 31, 2025, the Company earned management fees for these services in the amount of $3,597,835. As of December 31, 2025, KAI owed KSI $291,753.

9.   **CONCENTRATIONS**

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major banks and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

10.   **REQUIREMENTS OF RULE 15c3-3**

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

11.   **NET CAPITAL PROVISION OF RULE 15c3-1**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $3,663,912, which was $3,384,728 in excess of its required net capital of $279,184. The Company's ratio of aggregate indebtedness to net capital was 1.14 to 1.

12.   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through March 2, 2026, which is the date the financial statement was available for issue. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.